J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

June 4, 2025

Ms. Kalkidan Ezra

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 (“N-14”) of J.P. Morgan Exchange-Traded Fund Trust (File No. 333-287067) (“Trust”)

Dear Ms. Ezra:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the N-14 filed on behalf of the Trust on May 8, 2025 regarding the proposed reorganization of JPMorgan National Municipal Income Fund (the “Target Fund”) into JPMorgan Municipal ETF (the “Acquiring Fund” and together with the Target Fund, the “Funds”) (such reorganization, the “Reorganization”), subject to approval by shareholders of the Target Fund.

This letter is in response to the disclosure comments Ms. Ezra provided to Ms. Wu by telephone June 2, 2025. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the N-14. We will incorporate any changes referenced below into the N-14 for the Trust.

Comment 1: The Staff reminds the Trust and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR prior to June 7, 2025 and provide by email a redline showing any changes to the registration statement.

Response: We confirm that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the registration statement and that we will provide the Staff with a response letter in the form of correspondence prior to June 7, 2025. We further confirm that a redline of the registration statement will be provided to the Staff.

Comment 2: On page viii, with respect to the Q&A entitled “Has the Board of Trustees of the Target Fund approved the Reorganization?”, please supplementally confirm that the Fund is relying on Rule 17a-8.

Response: We supplementally confirm that we are relying on Rule 17a-8.

Comment 3: On page ix, with respect to the Q&A entitled “Why is the Reorganization occurring?”, Please supplementally disclose how the fund determines the “significant outflows of the Target Fund resulted in part from its migration towards a similar investment strategy of the Acquiring Fund over time.”

Response: We understand from conversations with clients that there would be a large platform move.

Comment 4: On page xiii, with respect to the Q&A entitled “Will the Reorganization affect the way my investments are managed?”, it is disclosed that the Funds’ objectives, investment policies and investments strategies have “certain differences.” If the Fund believes these certain differences are material or could be material in the near future, please consider including a section in the Q&A highlighting and explaining the differences.

Response: We believe that the differences between the Funds are not material and do not anticipate such differences to be material going forward. We note that the differences between the Funds have been disclosed in multiple places throughout the Proxy Statement/Prospectus and believe that the level of current disclosure is appropriate.

Comment 5: On page 10, it is disclosed that the Acquiring Fund will be exposed to certain ETF-specific risks. Please disclose what ETF-specific risks you are referring to.

Response: The disclosure has been revised by adding a cross reference to the discussion regarding the ETF-specific risks that appears later in the Proxy Statement/Prospectus.

Comment 6: On page 27, footnote 2 to the fees and expenses table states that the total annual fund operating expenses after fee waivers and/or expense reimbursements for Class I shares are 0.50%, while the table states 0.40%. Please revise.

Response: The disclosure has been revised accordingly.

Comment 7: On page 36, it is disclosed that “[t]he expected Closing Date of the Reorganization is on or about October 17, 2025,” while October 24, 2025 is stated as the closing date in other places. Please revise.

Response: The disclosure has been revised accordingly.

Comment 8: With respect to the Description of Investment Risks section beginning on pages 59, please consider including either target fund only or acquiring fund only next to the risks that apply to each one.

Response: The disclosure has been revised accordingly.

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Should members of the Staff have any questions or comments concerning this letter, please call Allison M. Fumai of Dechert LLP at 212-698-3526.

Sincerely,

/s/ Matthew J. Beck

Matthew J. Beck

Assistant Secretary